Exhibit 99.1

InMode Announces New Share Repurchase Program

YOKNEAM, Israel, March 13, 2026 /PRNewswire/ -- InMode Ltd. (Nasdaq: INMD), a leading global provider of innovative medical technologies, today announced that its Board of Directors has authorized a new share repurchase program for up to approximately 10% of the Company’s total shares outstanding, representing approximately 6.38 million ordinary shares.

In 2025, the Company repurchased approximately $127.4 million of its outstanding ordinary shares through share repurchase programs. Despite a challenging macroeconomic environment, the Company continues to generate strong cash flow and believes that repurchasing shares at its current valuation represents an attractive use of capital.

While management remains focused on navigating the ongoing regional conflict and maintaining a disciplined approach to capital allocation, the Company will continue to evaluate additional share repurchase programs and other capital allocation opportunities going forward.

The Company expects to fund repurchases under the program with available cash. Repurchases may be made from time to time in the open market or through other permitted means, subject to market conditions and applicable legal requirements. The program may be modified, suspended, or discontinued at any time at the Company’s discretion.

About InMode
InMode is a leading global provider of innovative medical technologies. InMode develops, manufactures, and markets devices harnessing novel radio frequency ("RF") technology. InMode strives to enable new emerging surgical procedures as well as improve existing treatments. InMode has leveraged its medically accepted minimally invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology, and ophthalmology. For more information about InMode, please visit www.inmodemd.com/.

Forward-Looking Statements
The information in this press release includes forward-looking statements within the meaning of the federal securities laws. These statements generally relate to future events or InMode's future financial or operating performance, including the actual amount of share repurchases made by the Company, if any. Actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions that concern our expectations, strategic plans or intentions. Forward-looking statements are based on management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Consequently, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in InMode's Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 10, 2026, and our subsequent public filings. InMode undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which pertain only as of the date of this press release.

Company Contact: Yair Malca Chief Financial Officer Phone: (949) 305-0108 Email: Yair.Malca@inmodemd.com	Investor Relations Contact Miri Segal MS-IR LLC Email: ir@inmodemd.com